UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

4 May 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F	☒	FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES	☐	NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

Good start to the year with 9.1% increase in revenues and higher operating income

3 May 2006

3 May 2007

Good start to the year with 9.1% increase in revenues and higher operating income

TNT N.V. announced today the 2007 Q1 results.

•	Double-digit revenue growth and an 8.3% operating income increase in Express

•	Revenue growth in Mail driven by European Mail Networks

•	Strong increase in earnings per share from continuing operations due to profit increase and share buy-backs

•	Profit on successful sale of Freight Management of € 195 million, leading to profit attributable to the shareholders of € 427 million

Key numbers
	Q1 2007 €mil	Q1 2006 €mil	% Change
Revenues	2,676	2,452	9.1%
Operating income (EBIT)	351	327	7.3%
Profit from continuing operations	234	215	8.8%
Profit/(loss) from discontinued operations	195	(10)
Profit attributable to the shareholders	427	205	108.3%
Cash generated from operating	354	364	-2.7%
EPS (in € cents)	109.8	47.0	133.6%
EPS from continuing operations (in € cents)	59.6	49.3	20.9%

CEO Peter Bakker:

“In the first quarter of 2007, TNT continued on its path of revenue and operating income growth.

In Mail, volumes continued their decline in the Netherlands as a result of growing competition and substitution, but further cost control and a one-off gain from the sale of a building kept the overall Mail margin close to last year’s level. European Mail Networks realised 25% organic growth in revenues, furthered by some acquisition impact. The discussions on the postal law in the Dutch Parliament have not yet been finalised. The final proposals are still being reviewed and voting is postponed until later in the second quarter. TNT considers it important that the postal law content and the related liberalisation process remain consistent with the original proposals that were submitted to Parliament last year.

The Express margins continued to improve, after correcting for the previously announced effect of the recent acquisitions. Express margins in Europe increased in an environment with somewhat more pressure in domestic markets and strong growth in international flows. Significant strategic progress was made with our acquisitions in India, China and Brazil now all being reported for the first time in our quarter one results.

All in all, we look forward with confidence to the rest of 2007 for TNT and we maintain our outlook as given in February this year.”

TNT PRESS RELEASE

2007 First Quarter Results

2007 First Quarter Results Highlights

Good start to the year with 9.1% increase in revenues
and higher operating income

Double-digit revenue growth and an 8.3% operating income increase in Express

Revenue growth in Mail driven by European Mail Networks

Strong increase in earnings per share from continuing operations due to profit increase and share buy-backs

Profit on successful sale of Freight Management of € 195 million, leading to profit attributable to the shareholders of € 427 million

Key numbers	Q1 2007	Q1 2006	% Change
	€ mil	€ mil
Revenues	2,676	2,452	9.1%
Operating income (EBIT)	351	327	7.3%
Profit from continuing operations	234	215	8.8%
Profit/(loss) from discontinued operations	195	(10)	2050.0%
Profit attributable to the shareholders	427	205	108.3%
Cash generated from operations	354	364	-2.7%
EPS (€ cents)	109.8	47.0	133.6%
EPS from continuing operations (€ cents)	59.6	49.3	20.9%

CEO Peter Bakker:

“In the first quarter of 2007, TNT continued on its path of revenue and operating income growth.

In Mail, volumes continued their decline in the Netherlands as a result of growing competition and substitution, but further cost control and a one-off gain from the sale of a building kept the overall Mail margin close to last year’s level. European Mail Networks realised 25% organic growth in revenues, furthered by some acquisition impact. The discussions on the postal law in the Dutch Parliament have not yet been finalised. The final proposals are still being reviewed and voting is postponed until later in the second quarter. TNT considers it important that the postal law content and the related liberalisation process remain consistent with the original proposals that were submitted to Parliament last year.

The Express margins continued to improve, after correcting for the previously announced effect of the recent acquisitions. Express margins in Europe increased in an environment with somewhat more pressure in domestic markets and strong growth in international flows. Significant strategic progress was made with our acquisitions in India, China and Brazil now all being reported for the first time in our quarter one results.

All in all, we look forward with confidence to the rest of 2007 for TNT and we maintain our outlook as given in February this year.”

Press Release Q1 2007	Page 1 of 16

Group

Summary

The year started with a 9.1% increase in revenues and a 7.3% increase in operating income, with both divisions contributing positively to the revenue and operating income growth.

Express continued on the path of double-digit (+12.3%) revenue growth, with an operating margin of 8.0%, close to last year’s level of 8.3%, despite the effect of the recently acquired businesses. Excluding this effect, the margin would have increased to 8.6%.

Express revenue growth was 8.0% in Europe and 32.5% (37.6% at constant rates of exchange) in the Rest of World. The latter included a large (+25.9%) acquisition effect. Mercúrio in Brazil was acquired at the start of the quarter and the acquisition of Hoau in China was completed in March. Together these two businesses add over € 300 million of annualised revenues to the group.

In Mail Netherlands, addressed mail volumes declined by 4.3%. A € 14 million one-off gain on sale of real estate, positive price/mix effects and closely controlled costs helped the overall result. In EMN, organic revenue growth exceeded 25%, with continued growth in the UK and German addressed mail businesses. This was augmented by acquisition effects (+14.7%), particularly in the German regional service and mail consolidation.

Financial review

Operating income of € 351 million was 7.3% ahead of last year. Reductions were achieved in non-allocated costs, which were € 10 million, compared with € 15 million last year*.

The net financial expense was € 14 million. This amount included a € 9 million fair value adjustment (income) in financial fixed assets. The Q1 2006 net financial result was € nil, or € 16 million expense if the interest income from discontinued operations would have been excluded.

The tax charge was € 102 million, which resulted in an effective tax rate of 30.4%, compared with 34.0% last year, benefiting amongst other factors from the recent reduction in the Dutch statutory tax rate from 29.6% to 25.5%.

The profit from continuing operations was € 234 million, an 8.8% increase. The profit from discontinued operations of € 195 million represented the profit on the sale of the Freight Management activities and was slightly higher than our earlier expectations. The profit attributable to shareholders was € 427 million, more than double last year’s result, largely due to the Freight Management sale.

Earnings per share were 109.8 cents in total, or 59.6 cents in respect of continuing operations. The latter amount represented a 20.9% increase from last year, helped by a 10.8% decrease in the average share count due to the recent repurchases.

The cash generated from operations was € 354 million, slightly lower than last year’s amount due to phasing and prepayments under ‘other current assets’. The closing net debt of € 862 million was lower than the 2006 year-end amount of € 1,268 million, due largely to the proceeds from the Freight Management disposal. Most of these proceeds are now being used to repurchase up to € 400 million worth of TNT shares. The repurchase commenced on 23 April 2007 and € 25.8 million has been completed to date.

* We are now allocating certain overhead costs that were previously categorised as non-allocated to the results of Express. In Q1 2007, € 4 million of such costs were allocated to Express. The Q1 2006 results are adjusted, for comparability, by an amount also of € 4 million in Express.

Outlook confirmed

Based on first quarter results, we confirm our full year outlook as announced on 26 February 2007:

In Express, we expect to achieve revenue growth of around 15%. This represents double-digit organic growth augmented with acquisitions. We expect an operating margin in the range 9% to 10%. This margin is after the allocation of central costs mentioned above and the integration effects of the recent acquisitions.

In Mail, we expect total revenue growth in the mid-single-digit range, with an operating margin of around 17% (this margin excludes the effect of any provisions related to the new masterplan initiatives**). As in 2006, we expect a year-on-year margin reduction related to the increased size of EMN, start up costs in EMN and the lower pace of masterplan savings compared with continuing volume reductions in the Netherlands. In EMN, we forecast around 25% total revenue growth at a low-single-digit operating margin. For Mail, there will be two fewer working days in the first half of 2007 compared with 2006.

** As mentioned in December 2006, we will consider forming provisions during 2007 in Mail in respect of the new masterplan initiatives.

Press Release Q1 2007	Page 2 of 16

Group

Significant events since year-end

10 January	Mercúrio acquisition, the express market leader in Brazil
15 January	TNT Post UK wins largest downstream access contract since deregulation of the postal network - contract awarded by BT
23 January	TNT completes second € 1 billion share buy-back programme
31 January	TNT Express wins European Business Award for Customer Focus
5 February	Freight Management sale completed
14 March	Acquisition of Hoau completed
16 March	Spring Global Mail reaches agreement with Pitney Bowes in the USA
27 March	TNT Post acquires all shares of CendrisBSC contact centre business
2 April	TNT starts bio fuel pilot in India
3 April	TNT provides more clarity on new masterplan initiatives and possible social implications
20 April	TNT’s Annual General Meeting of Shareholders adopts dividend for 2006
20 April	TNT to start share repurchase program of up to € 400 million

Press Release Q1 2007	Page 3 of 16

Group

Group Summary	Q1 2007	Q1 2006		% Change
	€ mil	€ mil	Operational	Fx	Total
Revenues	2,676	2,452	9.5%	-0.4%	9.1%
Operating income (EBIT)	351	327	7.3%	0.0%	7.3%
Profit from continuing operations	234	215	8.8%	0.0%	8.8%
Profit from discontinued operations	195	(10)
Profit attributable to the shareholders	427	205	108.3%	0.0%	108.3%

Segment Summary	Q1 2007	Q1 2006		% Change
	€ mil	€ mil	Operational	Fx	Total

Express
Revenues	1,621	1,443	13.0%	-0.7%	12.3%
Operating income (EBIT)	130	120	8.3%	0.0%	8.3%
Operating margin	8.0%	8.3%

Mail
Revenues	1,059	1,013	4.4%	0.1%	4.5%
Operating income (EBIT)	231	222	4.1%	0.0%	4.1%
Operating margin	21.8%	21.9%

Non-allocated	(10)	(15)	33.3%		33.3%

Operating income (EBIT)	351	327	7.3%	0.0%	7.3%

Comparative 2006 figures are adjusted for the decision to divest Freight Management and for the estimated pro-forma allocation of previously non-allocated costs to the divisions.

Press Release Q1 2007	Page 4 of 16

Express

12.3% increase in revenues, 4.6% due to recent acquisitions
Organic growth led by international flows and special services
Robust operating income growth of 8.3%
Operating margin of 8.6%, excluding the effects of recent acquisitions

Express Summary	Q1 2007	Q1 2006	% Change
	€ mil	€ mil
Revenues	1,621	1,443	12.3%
Operating income (EBIT)	130	120	8.3%
Operating margin	8.0%	8.3%

Comparative 2006 figures are adjusted for the estimated pro-forma allocation of previously non-allocated costs to the divisions.

Express reported double-digit revenue growth this quarter, the largest part of which was organic (+8.4%). The recent emerging market acquisitions added 4.6%, the largest contributor being Mercúrio in Brazil. The main areas of organic growth were intra-continental flows within Europe, emerging markets and special services.

Revenue yield (defined as the average annual increase in revenues per kilo and revenues per consignment) was +0.9%, the thirtieth consecutive quarter that this indicator has been positive, with the fuel surcharge at a similar level to this time last year. The yield was driven by the higher-value international flows.

Margin performance remained robust, particularly in light of the integration effect of the new businesses that we anticipated at our 2006 full year announcement. Without this effect, TNT Express achieved an 8.6% margin, which was 0.3 percentage point margin improvement compared with Q1 2006.

As stated above, both the 2007 and 2006 (proforma adjusted) operating income figures include € 4 million of re-allocated costs. They relate to overhead costs in China, previously booked as non-allocated, that are now Express-focused following our exit from logistics and Freight Management activities

.

Revenue Analysis	Q1 2007	Q1 2006	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Express Europe	1,283	1,188	8.0%	7.6%	0.1%	0.3%
Express Rest of the World	338	255	32.5%	11.7%	25.9%	-5.1%
Express	1,621	1,443	12.3%	8.4%	4.6%	-0.7%

Comparative 2006 figures are adjusted for the estimated pro-forma allocation of previously non-allocated costs to the divisions.

The European operations saw an 8.0% revenue growth, almost all organic. In western Europe, cross-border flows provided the main growth impetus. The strongest revenue growth came from Germany and Benelux. Domestic growth was positive but it did come under some pressure, particularly in the UK and France, although Italy domestic made good progress.

The Rest of World showed a substantial (+37.6%) increase in operational revenues. Organically, revenues were up 11.7%, in line with recent quarters, being the composite of a mid-single digit increase in Australia and double-digit growth in emerging markets. The largest revenue increase came from acquisitions, particularly Mercúrio in Brazil, which was completed at the start of the first quarter. The Hoau transaction in China was completed late in the quarter (consolidated from 1 March), so its impact on revenue growth will be more evident in future quarters.

Press Release Q1 2007	Page 5 of 16

Mail

Mail margin maintained, helped by a one-off gain, a positive price/mix effect and good cost control
EMN revenue growth of 41.1% - organic and network expansion

Mail Summary	Q1 2007	Q1 2006	% Change
	€ mil	€ mil
Revenues	1,059	1,013	4.5%
Operating income (EBIT)	231	222	4.1%
Operating margin	21.8%	21.9%

In Mail, the first quarter results showed a continuation of the 2006 trends. However, the expected decline in the margin was delayed as a result of one-off income.

In total, revenues grew by 4.5%, or 6.5% if the effect of disposal of some Data and Document Management activities is excluded. The revenue decline in Mail Netherlands of 1.6% was helped by price/mix effects. EMN posted a very substantial revenue increase, driven by organic growth and acquisitions.

The operating income benefited from a € 14 million additional one-off gain on the disposal of some Dutch real estate.

Cost levels in Mail Netherlands were well controlled, helped by progress with the masterplans (€ 7 million of new savings were achieved in the first quarter of 2007). The total targeted masterplan savings as of the start of 2007 are € 370 million, comprising € 300 million relating to the new initiatives, which are planned to commence in 2008, and € 70 million remaining from the original plans. Discussions with our employees (works council and unions) on these new initiatives started in Q1.

Revenue Analysis	Q1 2007	Q1 2006	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Mail Netherlands	657	668	-1.6%	-1.5%	-0.1%	0.0%
European Mail Networks	230	163	41.1%	25.2%	14.7%	1.2%
Cross-border Mail	137	130	5.4%	6.2%	0.0%	-0.8%
Data and Document Management	35	52	-32.7%	7.7%	-40.4%	0.0%
Mail	1,059	1,013	4.5%	4.2%	0.2%	0.1%

Mail Netherlands revenues declined by 1.6%. Positive price/mix effects largely off-set the addressed mail volume decline of 4.3%, which resulted from the continuing growth of competition as well as substitution. Domestic mail declined by 2.9% and direct mail by 7.7%.

In EMN, revenues grew 41.1%. The organic growth of 25.2%, the highest rate for over a year, continued to be powered by the addressed mail volumes in the UK and Germany. Over half of the acquisition growth came from Germany in the form of the expansion of the regional end-to-end service and PostCon, the mail consolidator. The remainder of the acquisition growth came from the UK and Italy.

Cross-border Mail revenues grew by 6.2% organically, the main factors being an increase in the European revenues of the Spring business and positive rate effects in the TNT Mail branded business.

Data and Document Management showed revenue improvement in all business lines. However, the main year-on-year impact was the disposal of the Dutch document management activities late last year, which resulted in a 2% decrease in total Mail revenues.

Press Release Q1 2007	Page 6 of 16

Consolidated Statements of Income

Consolidated statements of income	Q1 2007	Q1 2006
	€ mil	€ mil
Net sales	2,655	2,428
Other operating revenues	21	24
Total revenues	2,676	2,452

Other income	37	10

Cost of materials	(96)	(95)
Work contracted out and other external expenses	(1,139)	(994)
Salaries and social security contributions	(869)	(850)
Depreciation, amortisation and impairments	(85)	(73)
Other operating expenses	(173)	(123)
Total operating expenses	(2,362)	(2,135)

Operating income	351	327

Interest and similar income*	34	38
Interest and similar expenses*	(48)	(38)

Net financial (expense)/income	(14)	0

Results from investments in associates	(1)	(1)

Profit before income taxes	336	326
Income taxes	(102)	(111)

Profit from continuing operations	234	215

Profit/(loss) from discontinued operations	195	(10)

Profit for the period	429	205
Attributable to:
Minority interests	2	0
Shareholders	427	205

EPS (€ cents)**	109.8	47.0

EPS from continuing operations (€ cents)**	59.6	49.3

Number of employees	158,562	125,288
Full time equivalent employees	111,203	87,659

Comparative 2006 figures are adjusted for the decision to divest Freight Management and for the estimated pro-forma allocation of previously non-allocated costs to the divisions.
*	New cash pool arrangements in the Q1 2007 resulted in a € 16 million grossing up of the interest income and expenses compared with 2006. The 2006 numbers include a net € 16 million financial income from our discontinued logistics and freight management business.
**	Based on an average number of 389.1 million ordinary shares in Q1, including ADS (2006: 436.1 million).The total number of shares outstanding as of 30 March, 2007 was 422.8 million, including 34.0 million shares held in treasury, of which 3.1 million shares were held to cover for option and share incentive programmes, and 30.9 million shares for cancellation.

Press Release Q1 2007	Page 7 of 16

Quarterly Information Express

€ mil	Q1 2007	Q1 2006

EXPRESS

Express Europe
Revenues	1,283	1,188
Growth %	8.0%	12.6%
Organic	7.6%	9.8%
Acquisition / Disposal	0.1%	2.7%
Fx	0.3%	0.1%

Express Rest of the World
Revenues	338	255
Growth %	32.5%	19.2%
Organic	11.7%	12.2%
Acquisition / Disposal	25.9%	0.0%
Fx	-5.1%	7.0%

Total Express
Revenues	1,621	1,443
Growth %	12.3%	13.7%
Organic	8.4%	10.1%
Acquisition / Disposal	4.6%	2.3%
Fx	-0.7%	1.3%

Working days	64	64
Core consignments (mil)	51.3	45.9
Core kilos (mil)	1,013.5	810.9
Core revenue quality yield improvement	0.9%	1.6%

Operating income (EBIT)	130	120
Operating margin	8.0%	8.3%

Comparative 2006 figures are adjusted for the decision to divest Freight Management and for the estimated pro-forma allocation of previously non-allocated costs to the divisions.

Press Release Q1 2007	Page 8 of 16

Quarterly Information Mail

€ mil	Q1 2007	Q1 2006

MAIL

Mail Netherlands
Revenues	657	668
Growth %	-1.6%	0.0%
Organic	-1.5%	0.0%
Acquisition / Disposal	-0.1%	0.0%
Fx	0.0%	0.0%
Addressed mail pieces (millions)	1,237	1,292
Growth %	-4.3%	-1.5%
Working days	64	65

European Mail Networks
Revenues	230	163
Growth %	41.1%	21.6%
Organic	25.2%	19.4%
Acquisition / Disposal	14.7%	2.2%
Fx	1.2%	0.0%

Cross-border Mail
Revenues	137	130
Growth %	5.4%	3.2%
Organic	6.2%	1.6%
Acquisition / Disposal	0.0%	0.0%
Fx	-0.8%	1.6%

Data and Document Management
Revenues	35	52
Growth %	-32.7%	15.6%
Organic	7.7%	4.5%
Acquisition / Disposal	-40.4%	11.1%
Fx	0.0%	0.0%

Total Mail
Revenues	1,059	1,013
Growth %	4.5%	4.1%
Organic	4.2%	3.1%
Acquisition / Disposal	0.2%	0.8%
Fx	0.1%	0.2%

Operating income (EBIT)	231	222
Operating margin	21.8%	21.9%

Press Release Q1 2007	Page 9 of 16

Consolidated Cash Flow Statements

	Q1 2007	Q1 2006
	€ mil	€ mil

CASH FLOWS FROM CONTINUING OPERATIONS

Profit before income taxes	336	326
Adjustments for:
Depreciation, amortisation and impairments	85	73
Share based payments	2	2
Investment income:
Profit /(loss) on sale of property, plant and equipment	(33)	(8)
Interest and similar income	(31)	(38)
Foreign exchange (gains) and losses	(3)	(1)
Interest and similar expenses	48	39
Results from investments in associates	1	1
Changes in provisions:
Pension liabilities	(40)	(17)
Other provisions	(40)	(9)
Changes in working capital:
Inventory	(1)	1
Accounts receivable	53	(25)
Other current assets	(45)	13
Trade accounts payable	3	5
Other current liabilities excluding short term financing and taxes	19	2

Cash generated from operations	354	364
Interest paid*	(38)	(17)
Income taxes paid	(78)	(41)

Net cash from operating activities	238	306
Acquisition of group companies (net of cash)	(177)	(30)
Disposals of group companies and joint ventures	472	0
Investment in associates	(8)	(1)
Disposals of associates	0	0
Capital expenditure on intangible assets	(19)	(27)
Disposal of intangible assets	0	0
Capital expenditure on property, plant and equipment	(56)	(61)
Proceeds from sale of property, plant and equipment	39	9
Other changes in (financial) fixed assets	(2)	2
Changes in minority interests	0	3
Interest received*	15	12
Dividends received	13	0

Net cash used in investing activities	277	(93)
Repurchases of shares	(119)	(633)
Other equity changes	5	34
Proceeds from long term borrowings	13	0
Repayments to long term borrowings	(1)	(23)
Proceeds from short term borrowings	0	453
Repayments to short term borrowings	(310)	(143)
Proceeds from finance leases	0	7
Repayments to finance leases	(1)	(1)
Dividends paid	0	0
Financing relating to our discontinued operations	11	(17)

Net cash used in financing activities	(402)	(323)
Changes in cash from continuing operations	113	(110)

CASH FLOWS FROM DISCONTINUED OPERATIONS
Net cash from operating activities	(19)	(41)
Net cash used in investing activities	4	0
Net cash used in financing activities	16	11

Changes in cash from discontinued operations	1	(30)

TOTAL CHANGES IN CASH	114	(140)
Cash at beginning of the period	326	663
Cash from divested business	(29)	0
Exchange rate differences	0	(1)
Total changes in cash	114	(140)

Cash at end of period	411	522
of which discontinued business	0	(107)
Cash at end of period as reported	411	415

Comparative 2006 figures are adjusted for the decision to divest Freight Management and for the estimated pro-forma allocation of previously non-allocated costs to the divisions.
*	New cash pool arrangements introduced in 2006 resulted in a grossing up on both the interest paid and interest received.
For Q1 2007 this amounted to € 14 million.

Press Release Q1 2007	Page 10 of 16

Consolidated Balance Sheets

	30 Mar	31 Dec
	2007	2006
	€ mil	€ mil

Goodwill	1,774	1,573
Other intangible assets	275	212
Intangible assets	2,049	1,785

Land and buildings	830	823
Plant and equipment	364	342
Aircraft	299	306
Other	164	162
Construction in progress	37	45
Property, plant and equipment	1,694	1,678
Investments in associates	65	58
Other loans receivable	8	7
Deferred tax assets	206	211
Prepayments and accrued income	36	38
Financial fixed assets	315	314
Pension asset	18	0

Total non-current assets	4,076	3,777

Inventory	31	29
Accounts receivable	1,542	1,561
Income tax receivable	11	8
Prepayments and accrued income	277	227
Cash and cash equivalents	411	297
Total current assets	2,272	2,122

Assets held for sale	10	409

Total assets	6,358	6,308

Equity attributable to the equity holders of the parent	2,306	1,983
Minority interests	23	25
Total equity	2,329	2,008
Deferred tax liabilities	241	240
Provisions for pension liabilities	0	23
Other employee benefit obligations	57	57
Other provisions	67	106
Long-term debt	1,194	1,183
Accrued liabilities	3	3
Total non-current liabilities	1,562	1,612

Trade accounts payables	318	308
Short term provisions	111	87
Other current liabilities	558	731
Income tax payable	295	280
Accrued current liabilities	1,185	1,136
Total current liabilities	2,467	2,542
Liabilities related to assets classified as held for sale	0	146

Total liabilities and equity	6,358	6,308

Press Release Q1 2007	Page 11 of 16

Additional information

Capital expenditure on property, plant and equipment and other intangible assets

	Q1 2007	Q1 2006
	€ mil	€ mil
Express	59	67
Mail	20	18
Non-allocated	1	2
Total	80	87

Capital expenditure includes financial leases, which are non-cash transactions.

Movement in equity attributable to the equity holders of the parent

	Q1 2007	Q1 2006
	€ mil	€ mil
Opening balance	1,983	3,262
Profit/(loss) attributable to the shareholders	427	205
Foreign exchange effects and other	(8)	(17)
Repurchases of shares	(113)	(633)
Other reserves	17	38
Cash dividend	0	0
Closing balance	2,306	2,855

Net debt*

	30 Mar	31 Dec
	2007	2006
	€ mil	€ mil
Short term debt	83	383
Long term debt	1,194	1,183
Total interest bearing debt	1,277	1,566
Cash and other interest bearing assets	(415)	(298)
Net debt	862	1,268

*	Net debt does not include adjustments for operating leases and pension liabilities that are incorporated in the definition of total net debt used for credit rating purposes.
Comparative 2006 figures are adjusted for the decision to divest Freight Management and for the estimated pro-forma allocation of previously non-allocated costs to the divisions.

Working daycount 2005-2007

	Q1	Q2	Q3	Q4	Total
Express
2005	62	63	64	64	253
2006	64	60	64	63	251
2007	64	60	64	63	251

Mail
2005	64	63	65	64	256
2006	65	62	65	63	255
2007	64	61	65	63	253

Press Release Q1 2007	Page 12 of 16

US GAAP Reconciliation

Reconciliation of Profit

	Q1 2007	Q1 2006
	€ mil	€ mil
Profit attributable to the shareholders under IFRS	427	205
Adjustments for:
Employee benefits	10	4
Depreciation and amortisation related to our discontinued business	0	(20)
Other	(5)	(1)
Tax liability	(8)	0
Tax effect of adjustments	(2)	4
Profit attributable to the shareholders under US GAAP	422	192
of which related to discontinued operations	195	(41)
of which related to continued operations (including minority interests)	227	233
Profit per ordinary share /ADS under US GAAP * (in € cents)	108.5	44.0
Profit per diluted ordinary share /ADS under US GAAP ** (in € cents)	107.9	43.8

*	Based on an average number of 389.1 million ordinary shares, including ADS (2006: 436.1 million).
**	Based on an average number of 391.2 million diluted ordinary shares, including ADS (2006: 438.4 million).

Reconciliation of Equity

	30 Mar	31 Mar
	2007	2006
	€ mil	€ mil
Total equity under IFRS	2,329	2,875
Minority interest	(23)	(20)
Equity for the equity holders of the parent under IFRS	2,306	2,855

Adjustments for:
Employee benefits	5	22
Other long lived intangible assets	148	41
Other intangible assets amortisation	(7)	(11)
Pension liability	(539)	(587)
Depreciation and amortisation related to our discontinued logistics business	0	(28)
Tax liability (excluding the impact upon the adoption of FIN 48)	(8)	0
Cumulative effect upon the adoption of FIN 48	(8)	0
Other	(6)	(6)
Deferred taxes on adjustments	(9)	49
Total equity	1,882	2,335

Press Release Q1 2007	Page 13 of 16

Financial Calendar

Monday	30 July, 2007	Publication of 2007 second quarter results

Monday	29 October, 2007	Publication of 2007 third quarter results

Press Release Q1 2007	Page 14 of 16

Contact Information

Additional information available at http://group.tnt.com

Mike Richardson
Director Investor Relations
Phone	+31 20 500 62 41
Email	mike.richardson@tnt.com

David van Hoytema
Manager Investor Relations
Phone	+31 20 500 65 97
Email	david.van.hoytema@tnt.com

Sabine Post – de Jong
Manager Investor Relations
Phone	+31 20 500 6242
Email	sabine.post@tnt.com

Pieter Schaffels
Director Media Relations
Phone	+31 20 500 6171
Email	pieter.schaffels@tnt.com

Daphne Andriesse
Senior Press Officer Media Relations
Phone	+31 20 500 6224
Email	daphne.andriesse@tnt.com

Cyrille Gibot
Senior Press Officer Media Relations
Phone	+31 20 500 6223
Email	cyrille.gibot@tnt.com

Published by:
TNT N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
P.O. Box 13000
1100 KG Amsterdam

Phone	+31 20 500 6000
Fax	+31 20 500 7000
Email	investorrelations@tnt.com

Press Release Q1 2007	Page 15 of 16

Warning about forward-looking statements

Some statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, estimates, forecasts, analyses and projections about the industries in which we operate and management's beliefs and assumptions about future events. In addition to the assumptions specifically mentioned in this press release, important factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, the results and the timing of the conclusion of our tax investigations and our discussions or disagreements with other tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Press Release Q1 2007	Page 16 of 16

About TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported €10.1 billion in revenues and an operating income of €1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 4 May 2007